[redacted]

15048308

RECEIVED
2015 MAR -2 PM 2:05
SEC / MR

SECURI ... COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-53640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scura Paley Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 15th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Company
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 3/10/15

DD 3/17/15

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scura Paley Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin-OP

Title

Notary Public

SHAREEN REHMAN
Notary Public, State of New York
Qualified in Nassau County
No. 01
My Commission Expires 11-04-2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCURA PALEY SECURITIES LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2014

SCURA PALEY SECURITIES LLC

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Scura Paley Securities, LLC

We have audited the accompanying financial statements of Scura Paley Securities, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Scura Paley Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Scura Paley Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplementary schedules (as referenced in the Contents) has been subjected to audit procedures performed in conjunction with the audit of Scura Paley Securities, LLC's financial statements. The supplemental information is the responsibility of Scura Paley Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2015

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 • Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 • Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 • Fax (845) 634-5409

SCURA PALEY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash	$	219,053
Fees receivable		73,317
Property and equipment, net		15,679
Prepaid expenses		23,401
Security deposit		86,459
TOTAL ASSETS	$	417,909

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Deferred rent	$	28,233
Accrued expenses		79,624
TOTAL LIABILITIES		107,857
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		310,052
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	417,909

The accompanying notes are an integral part of these financial statements.

SCURA PALEY SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Fee revenue	$	1,645,867
Other revenue		6,000
TOTAL REVENUES		1,651,867
EXPENSES		
Salaries and related		910,153
Rent		288,904
Office and related		407,286
Professional fees		196,550
Bad debt		1,000
Depreciation and amortization		7,119
Regulatory expenses		54,752
TOTAL EXPENSES		1,865,764
Net Loss Before Income Taxes		(213,897)
Provision for Income Taxes		29,608
Net Loss	$	(243,505)

The accompanying notes are an integral part of these financial statements.

SCURA PALEY SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, JANUARY 1, 2014	$	417,487
Member's contributions		436,873
Member's withdrawals		(300,803)
Net loss		(243,505)
MEMBER'S EQUITY, DECEMBER 31, 2014	$	310,052

The accompanying notes are an integral part of these financial statements.

SCURA PALEY SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(243,505)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		7,119
Bad debt		1,000
Changes in operating assets and liabilities:		
Fees receivable		307,354
Prepaid expenses		(10,401)
Deferred rent		(9,065)
Accrued expenses		(181,252)
NET CASH USED IN OPERATING ACTIVITIES		(128,750)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of office furniture and equipment		(6,970)
NET CASH USED IN INVESTING ACTIVITIES		(6,970)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		436,873
Member's withdrawals		(300,803)
NET CASH PROVIDED BY FINANCING ACTIVITIES		136,071
NET CHANGE IN CASH		351
CASH, BEGINNING OF YEAR		218,702
CASH, END OF YEAR	$	219,053

The accompanying notes are an integral part of these financial statements.

SCURA PALEY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 - Organization

Scura Paley Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. The Company also operates under the name Hybrid Financial, which engages in the marketing of investments to other Broker-Dealers and SEC registered investment advisors. The Company operates out of four offices, located in New York City, Miami, Montreal and Toronto.

The Company is wholly owned by Scura Paley & Company LLC (the "Parent"), an investment banking firm located in New York City.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

The Company considers all fees receivable at December 31, 2014 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2014. Certain fees receivable can be settled in cash or securities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2011 to 2013 remain subject to examination by taxing authorities.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2014, the Company provided services to two major customers constituting approximately 44% and 10% of total revenues, respectively.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $151,310, which exceeded its requirement by $101,310. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was .713 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and k(2)(ii)of the Rule.

Note 5 - Property and Equipment

Property and equipment, net at December 31, 2014 are summarized as follows:

Furniture and fixtures	$	18,725
Leasehold improvements		16,545
		35,270
Less: Accumulated depreciation and amortization		19,591
	$	15,679

Depreciation and amortization expense amounted to $7,119 for the year ended December 31, 2014.

SCURA PALEY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 6 - Commitments

The Company is obligated under a lease agreement for office space expiring April 30, 2016. The future rent commitment under this arrangement is as follows:

Years Ending December 31:

2015	$	285,721
2016		119,293
	$	405,014

Total rent expense for the year ended December 31, 2014 was $288,904.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2014 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

SCURA PALEY SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 310,052
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	158,742
NET CAPITAL	151,310
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($50,000 if higher)	50,000
EXCESS NET CAPITAL	$ 101,310
AGGREGATE INDEBTEDNESS	
Deferred rent and other liabilities	$ 107,857
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.713 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of December 31, 2014.

	Members' Equity	Net Capital
As reported (unaudited)	$ 403,022	$ 151,077
Adjustments to the initial filing:		
Adjustments to non-allowable assets	(92,970)	233
Total changes from initial filing	(92,970)	233
As restated	$ 310,052	$ 151,310

SCURA PALEY
SCURA PALEY SECURITIES LLC
489 Fifth Avenue, 15th Floor, New York, New York 10017
phone 212.596.3380 fax 212.596.3390

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 at December 31, 2014, and operated in compliance without exception for the fiscal year then ended.

Signature

2/27/2015
Date

Michael T Marrone
Print Name

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Scura Paley Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Scura Paley Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scura Paley Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934) (the "exemption provisions"), and (2) Scura Paley Securities, LLC stated that Scura Paley Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Scura Paley Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scura Paley Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2015

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ▪ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ▪ Fax (845) 634-5409

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Managing Member
of Scura Paley Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Scura Paley Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Scura Paley Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Scura Paley Securities, LLC's management is responsible for Scura Paley Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences or adjustments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2015

SCURA PALEY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

SCURA PALEY SECURITIES LLC

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

RECEIVED
2015 MAR -2 PM 2:05
SEC

Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Scura Paley Securities, LLC

We have audited the accompanying statement of financial condition of Scura Paley Securities, LLC (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Scura Paley Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Scura Paley Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 27, 2015

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

SCURA PALEY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash	$	219,053
Fees receivable		73,317
Property and equipment, net		15,679
Prepaid expenses		23,401
Security deposit		86,459
TOTAL ASSETS	$	417,909

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Deferred rent	$	28,233
Accrued expenses		79,624
TOTAL LIABILITIES		107,857
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		310,052
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	417,909

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Scura Paley Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. The Company also operates under the name Hybrid Financial, which engages in the marketing of investments to other Broker-Dealers and SEC registered investment advisors. The Company operates out of four offices, located in New York City, Miami, Montreal and Toronto.

The Company is wholly owned by Scura Paley & Company LLC (the "Parent"), an investment banking firm located in New York City.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

The Company considers all fees receivable at December 31, 2014 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2014. Certain fees receivable can be settled in cash or securities.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2011 to 2013 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2014, the Company provided services to two major customers constituting approximately 44% and 10% of total revenues, respectively.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $151,310, which exceeded its requirement by $101,310. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was .713 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and k(2)(ii)of the Rule.

Note 5 - Property and Equipment

Property and equipment, net at December 31, 2014 are summarized as follows:

Furniture and fixtures	$	18,725
Leasehold improvements		16,545
		35,270
Less: Accumulated depreciation and amortization		19,591
	$	15,679

Note 6 - Commitments

The Company is obligated under a lease agreement for office space expiring April 30, 2016. The future rent commitment under this arrangement is as follows:

Years Ending December 31:

2015	$	285,721
2016		119,293
	$	405,014

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2014 through the date of this financial statements, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.